

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2016

Via E-Mail

Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jian Guo Men Wai Avenue
Beijing 100004, People's Republic of China

Re: **KongZhong Corporation**
   Schedule 13E-3
   Filed December 13, 2016 by KongZhong Corporation, Linkedsee Group Limited, Shanghai Changhui Internet Technology Co., Ltd., Beijing Wuxing Rongcheng Technology Ltd., Linkedsee Limited, Wiseman International Limited, Mr. Leilei Wang, Right Advance Management Ltd., Chiming Bells International Limited, IDG-Accel China Growth Fund II L.P., IDG-Accel China Investors II L.P., Hexie Chengzhang Phase II (Yiwu) Investment Center (Limited Partnership), and Gongqingcheng Wujiang Xingyao Investment Management Partnership (Limited Partnership)
   File No. 005-80458

Dear Mr. Huang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement
Cover Letter

1.   Your definition of Unaffiliated Security Holders includes within it affiliates: *for example*, your officers and directors. Please revise here and throughout the filing to more clearly

and consistently articulate whether <u>each filing person</u> has determined that the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

<u>Special Factors</u>

<u>Background of the Merger, page 24</u>

2.   Please provide us the legal analysis as to why Mr. Wang did not file an amendment to his Schedule 13D in connection with his discussions with IDG Growth II in early June 2015 and in connection with those parties submission of a preliminary proposal to the company on June 29, 2015. Based on his existing disclosure at the time, it appears that a material change occurred to the facts set forth in his Schedule 13D that required an amendment to be filed promptly. See Rule 13d-2(a).

3.   Refer to the entry for July 8, 2015. With a view toward revised disclosure, tell us why you refer to the conflicts of interests involving Mr. Wang's service on the board at a time when he had submitted a proposal to acquire the company as "potential."

4.   Refer to the first full paragraph on page 28. With a view toward revised disclosure, please tell us why you have not disclosed the name of Bank A and why the discussions with Bank A "did not proceed further as planned" (page 29). On a similar note, please tell us why you have not named Party A (page 31) and what resulted from the discussions the Buyer Group had with Party A.

5.   Refer to the second sentence in the first full paragraph on page 29. It appears that the price stated here is mistaken. Please advise or revise.

<u>Reasons for the Merger and Recommendation of the Special Committee, page 35</u>

6.   Revise clause (ii) in the first bullet point on page 36 addressing the potential benefits of the merger to provide a date as of which the 31.4% premium was measured. Apply this comment to similar disclosure on page 41.

7.   Please disclose whether the company received any offers in the past two years, as set forth in Instruction 2(viii) to Item 1014 of Regulation M-A.

<u>Certain Financial Projections, page 44</u>

8.   We note disclosure that management projections were shared with Duff & Phelps between November 2015 to January 2016 and that revised financial projections were discussed with Duff & Phelps on August 30, 2016. Please revise your disclosure to include all sets of financial projections. Also, revise your disclosure to describe the

material assumptions made in arriving at each set of financial projections. Finally, revise your disclosure to include the full projections shared with Duff & Phelps, not their summaries.

Opinion of the Special Committee's Financial Advisor, page 45

9. Please revise to disclose the data underlying the results described in each analysis and **to show how that information resulted in the multiples/values disclosed**. For example, disclose (i) the enterprise value for each comparable company (page 52) and (ii) the enterprise value, EBITDA and revenue for each target company in the Selected M&A Transactions analysis.

10. Disclose why Duff & Phelps appears not to have used its Summary of Premiums Paid analysis (page 27 in Duff & Phelps's presentation to the Special Committee) given that most of the results appear to contradict its fairness opinion.

11. Revise the disclosure under the caption "Fees and Expenses" to disclose material relationships between Duff & Phelps and the persons described in Item 1015(b)(4) of Regulation M-A, not only with the parties to the merger.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions